YM BioSciences Reports Operational and Financial Results for the Second Quarter of Fiscal 2013

MISSISSAUGA, Canada, February 7, 2013 – YM BioSciences Inc. (NYSE MKT: YMI, TSX: YM), today reported operational and financial results for the second quarter of fiscal 2013, ended December 31, 2012.

During the quarter, YM announced a plan of arrangement (the “Arrangement”) involving the Company, Gilead Sciences, Inc. (“Gilead”) and 3268218 Nova Scotia Limited, a wholly-owned subsidiary of Gilead (the “Purchaser”).   Under the Arrangement, the Purchaser will acquire all of the issued and outstanding common shares (“Common Shares”) of the Company for cash consideration of U.S.$2.95 per Common Share. In addition, holders of warrants and options will each receive a cash payment equal to the difference between U.S.$2.95 and the exercise price of such warrants or options. The Supreme Court of Nova Scotia has issued a final order approving the Arrangement and assuming all other conditions precedent are satisfied or waived, it is anticipated that the Arrangement will become effective on February 8, 2013.

Summary Financial Results (CDN dollars)

The interim consolidated financial statements and comparative information for the second quarter of fiscal 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Revenue for the second quarter of fiscal 2013 ending December 31, 2012 was $3.9 million compared to $0.4 million for the second quarter of fiscal 2012 ending December 31, 2011. Revenue for the first six months of fiscal 2013 was $4.2 million compared to $0.6 million for the first six months of fiscal 2012. The increase was due to the sale of nimotuzumab licenses and subsequent recognition of all remaining deferred revenue relating to nimotuzumab licenses in December 2012.

Net finance costs were $5.8 million for the second quarter of fiscal 2013 compared to net finance income of $1.5 million for the second quarter of fiscal 2012. Net finance costs were $5.5 million for the first six months of fiscal 2013 compared to net finance income of $9.0 million for the first six months of fiscal 2012. The changes in net finance income are primarily attributable to changes in the fair value adjustment for USD warrants. Under IFRS, warrants denominated in a different currency than the Company's functional currency must be classified as a financial liability and measured at fair value, with changes reflected in profit or loss. For the second quarter of fiscal 2013, the Company realized a loss of $6.6 million on the revaluation of warrants, compared to a gain of $1.9 million for the second quarter of fiscal 2012. For the first six months of fiscal 2013, the Company realized a loss of $5.0 million on the revaluation of warrants, compared to a gain of $7.3 million for the first six months of fiscal 2012.

Licensing and product development expenses were $6.1 million for the second quarter of fiscal 2013 compared with $7.3 million for the second quarter of fiscal 2012. Licensing and product development expenses were $13.3 million for the first six months of fiscal 2013 compared with $13.7 million for the first six months of fiscal 2012. Licensing and product development expenses are primarily associated with the clinical trials for CYT387.

General and administrative expenses were $3.3 million for the second quarter of fiscal 2013 compared to $1.2 million for the second quarter of fiscal 2012. General and administrative expenses were $5.3 million for the first six months of fiscal 2013 compared to $3.3 million for the first six months of fiscal 2012. The increases in both the three and six months ending December 31, 2013, are due to the additional legal and other costs relating to CYT387 and the Acquisition Agreement.

Net loss for the second quarter of fiscal 2013 was $11.3 million ($0.07 per share) compared to $6.6 million ($0.06 per share) for the same period last year. Net loss for the first six months of fiscal 2013 was $20.0 million ($0.13 per share) compared to $7.5 million ($0.06 per share) for the same period last year.

As at December 31, 2012 the Company had cash and short-term deposits totaling $121.2 million and accounts payable and accrued liabilities totaling $5.3 million compared to $132.5 million and $3.1 million respectively as at June 30, 2012.

As at December 31, 2012 the Company had 157,967,659 common shares and 7,008,751 warrants outstanding.

About YM BioSciences

YM BioSciences Inc. is a drug development company primarily focused on advancing CYT387, an orally administered inhibitor of both the JAK1 and JAK2 kinases, which have been implicated in a number of hematological and immune cell disorders including myeloproliferative neoplasms and inflammatory diseases as well as certain cancers. Positive results have been reported from a Phase I/II trial of CYT387 in 166 patients with myelofibrosis.

This press release may contain forward-looking statements, which reflect YM's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, YM’s ability to obtain other approvals in connection with the proposed arrangement; uncertainties as to the timing of the arrangement; the satisfaction of the conditions precedent to the completion of the arrangement; changing market conditions; the successful and timely completion of clinical studies; the establishment of corporate alliances; the impact of competitive products and pricing; new product development; uncertainties related to the regulatory approval process or the ability to obtain drug product in sufficient quantity or at standards acceptable to health regulatory authorities to complete clinical trials or to meet commercial demand; and other risks detailed from time to time in YM’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, YM undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

James Smith

VP Corporate Affairs

YM BioSciences Inc.

Tel. +1 905.361.9518

jsmith@ymbiosciences.com

ym biosciences inc.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	December 31,	June 30,
	2012	2012

Assets

Current assets:
Cash and cash equivalents	$83,588,628	$87,140,020
Short-term deposits	37,628,393	45,310,288
Accounts receivable	342,394	252,884
Prepaid expenses	84,984	257,780
Total current assets	121,644,399	132,960,972

Non-current assets:
Property and equipment	49,096	62,118
Intangible assets	375,674	2,629,682
Total non-current assets	424,770	2,691,800

Total assets	$122,069,169	$135,652,772

Liabilities and Equity

Current liabilities:
Accounts payable	$1,124,770	$803,421
Accrued liabilities	4,164,545	2,262,972
Share purchase warrants	11,593,961	7,221,040
Deferred revenue	-	381,270
Total current liabilities	16,883,276	10,668,703

Non-current liabilities:
Deferred revenue	-	1,556,853
Total non-current liabilities	-	1,556,853

Equity:
Share capital	341,491,581	340,173,078
Contributed surplus	17,015,594	16,712,315
Deficit	(253,321,282)	(233,458,177)
Total equity	105,185,893	123,427,216

Subsequent events

Total liabilities and equity	$122,069,169	$135,652,772

Approved by the Board and authorized for issue on February 6, 2013:

Tryon M. Williams, Director	Dr. Nick Glover, Director

ym biosciences inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	Three months ended		Six months ended
	December 31,		December 31,
	2012	2011	2012	2011

Revenue:
Out-licensing	$1,866,563	$380,117	$2,176,708	$630,845
Sale of Nimotuzumab licenses	1,989,800	–	1,989,800	–
	3,856,363	380,117	4,166,508	630,845

Expenses:
Licensing and product development	6,081,713	7,260,481	13,285,560	13,748,328
General and administrative	3,255,177	1,154,883	5,276,876	3,315,031
	9,336,890	8,415,364	18,562,436	17,063,359

Loss before the undernoted	(5,480,527)	(8,035,247)	(14,395,928)	(16,432,514)

Finance income	784,671	2,058,174	567,365	8,980,046
Finance costs	(6,617,681)	(580,705)	(6,034,542)	–

Net loss and comprehensive loss for the period	$(11,313,537)	$(6,557,778)	$(19,863,105)	$(7,452,468)

Basic and diluted loss per common share	$(0.07)	$(0.06)	$(0.13)	$(0.06)

ym biosciences inc.

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

		Share capital	Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2012	157,546,793	$340,173,078	$16,712,315	$(233,458,177)	$123,427,216
Capital transactions
Net loss for the period	–	–	–	(19,863,105)	(19,863,105)

Transactions affecting owners of the Company, recognized directly in equity:
Share-based compensation	–	–	369,479	–	369,479
Shares issued on exercise of options	63,199	163,170	(66,200)	–	96,970
Shares issued on exercise of warrants	357,667	564,270	–	–	564,270
Fair value of warrants exercised	–	591,063	–	591,063
Total transactions affecting owners of the Company	420,866	1,318,503	303,279	–	1,621,782

Balance, December 31, 2012	157,967,659	$341,491,581	$17,015,594	$(253,321,282)	$105,185,893

		Share capital	Contributed
	Number	Amount	surplus	Deficit	Total

Balance, June 30, 2011	116,681,948	$264,548,643	$15,144,062	$(213,141,438)	$66,551,267
Capital transactions
Net loss for the period	–	–	–	(7,452,468)	(7,452,468)

Transactions affecting owners of the Company, recognized directly in equity:
Share-based compensation	–	–	1,507,684	–	1,507,684
Shares issued on exercise of options	29,500	38,008	(15,558)	–	22,450
Total transactions affecting owners of the Company	29,500	38,008	1,492,126	–	1,530,134

Balance, December 31, 2011	116,711,448	$264,586,651	$16,636,188	$(220,593,906)	$60,628,933

ym biosciences inc.

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in Canadian dollars, unless otherwise noted)

(Unaudited)

	Six months ended
	December 31,
	2012	2011

Cash provided by (used in):

Operating activities:
Net loss for the period	$(19,863,105)	$(7,452,468)
Items not involving cash:
Depreciation of property and equipment	21,095	33,134
Amortization of intangible assets	2,254,008	2,254,008
Interest earned	(567,365)	(309,168)
Gain on disposal of property and equipment	(10,636)	-
Unrealized (gain)loss on cash and cash equivalents	(233,885)	(1,406,658)
Share-based compensation	369,479	1,507,684
Change in fair value of share purchase warrants	4,963,984	(7,264,221)
Changes in non-cash working capital balances:
Short-term deposits	(275,927)	(305,277)
Accounts receivable	(89,510)	(78,535)
Prepaid expenses	172,796	240,064
Accounts payable	321,349	(181,892)
Accrued liabilities	1,901,573	(482,473)
Deferred revenue	(1,938,123)	(297,036)
Net cash used in operating activities	(12,974,267)	(13,742,838)

Investing activities:
Proceeds from sale of short-term deposits	35,457,822	35,806,437
Purchase of short-term deposits	(27,500,000)	(34,300,000)
Interest earned	567,365	309,168
Additions to property and equipment	(18,537)	(10,220)
Proceeds from sale of property and equipment	21,100	-
Net cash provided by investing activities	8,527,750	1,805,385

Financing activities:
Issuance of common shares on exercise of options	96,970	22,450
Issuance of common shares on exercise of warrants	564,270	-
Net cash provided by financing activities	661,240	22,450

Decrease in cash and cash equivalents	(3,785,277)	(11,915,003)

Impact of foreign exchange rates on cash	233,885	1,406,658

Cash and cash equivalents, beginning of period	87,140,020	32,046,630

Cash and cash equivalents, end of period	$83,588,628	$21,538,285